



SECURI **10029076** ISSION

Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-24216 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2009___ AND ENDING ___12/31/2009___
                                    MM/DD/YY                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Popular Securities Inc.**

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**208 Ponce de Leon Ave. Suite 1200**
(No. and Street)

| **San Juan** | **PR** | **00918** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Beatriz Díaz**                                    **(787) 758-7400 ext. 4759**
                                                    (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PricewaterhouseCoopers**
                    (Name – of individual, state last, first, middle name)

| **254 Munoz Rivera Ave.** | **San Juan** | **PR** | **00918** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

# OATH OR AFFIRMATION

I, _____**Michael McDonald**_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____**Popular Securities Inc.**_____, as of _____**December 31**_____, 20__09__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

Affidavit No. 1389 (Duplicate)

In San Juan, Puerto Rico, this 24 day of February, 2010.

_____
Notary Public

_____
Signature

_____President_____
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# Popular Securities, Inc.
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
December 31, 2009



**PricewaterhouseCoopers LLP**
254 Muñoz Rivera
BBVA Tower, Suite 900
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

**Report of Independent Auditors**

To the Board of Directors and Stockholder of
Popular Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Popular Securities, Inc. (the "Company") (a wholly-owned subsidiary of Popular, Inc.) at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

February 25, 2010
CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2010
Stamp 2389695 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

# Popular Securities, Inc.
## (a wholly-owned subsidiary of Popular, Inc.)
## Statement of Financial Condition
## December 31, 2009

*(dollars in thousands, except share data)*

| | |
|---|---:|
| **Assets** | |
| Cash | $ 1,276 |
| Securities purchased under agreements to resell | 171,010 |
| Financial instruments owned, at fair value | |
|   Pledged securities with creditors' rights to repledge | 45,395 |
|   Other securities owned | 38,246 |
| Receivables from broker-dealers and counterparties, net | 2,413 |
| Accrued interest receivable | 425 |
| Fixed assets, net of accumulated depreciation and amortization of $2,848 | 1,680 |
| Deferred tax asset, net | 1,641 |
| Prepaid Income Taxes | 468 |
| Goodwill and other intangibles | 3,844 |
| Other assets | 5,491 |
| Total assets | $ 271,889 |
| | |
| **Liabilities and Stockholder's Equity** | |
| Securities sold under agreements to repurchase | $ 196,522 |
| Payables to broker-dealers and counterparties | 13,655 |
| Accrued interest payable | 23 |
| Accounts payable to affiliates | 436 |
| Accrued employee compensation and benefits | 2,290 |
| Deferred compensation | 2,387 |
| Other liabilities | 1,385 |
| Total liabilities | 216,698 |
| | |
| Commitments (Note 13) | |
| | |
| Stockholder's equity | |
| Capital stock, $25 stated value; 10,000 shares authorized; 1,000 shares issued and outstanding | 25 |
| Additional paid-in capital | 15,713 |
| Retained earnings | 39,453 |
| Total stockholder's equity | 55,191 |
| Total liabilities and stockholder's equity | $ 271,889 |

The accompanying notes are an integral part of these financial statements.

# Popular Securities, Inc.
(a wholly-owned subsidiary of Popular, Inc.)
## Notes to Statement of Financial Condition
### December 31, 2009

*(dollars in thousands, except share data)*

## 1. Nature of Business and Summary of Significant Accounting Policies

Popular Securities, Inc. (the "Company") is engaged in investment banking, brokerage, and financial advisory services and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates principally in the Commonwealth of Puerto Rico and is a wholly-owned subsidiary of Popular, Inc. ("Parent Company").

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services, LLC ("NFS"), clearing broker, and promptly transmits all customer funds and securities to NFS. NFS carries all of the accounts of such customers and maintains and preserves such books and records. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation 5105.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the more significant accounting policies followed by the Company:

### FASB Accounting Standards Codification
Effective July 1, 2009, the Accounting Standards Codification (the "Codification") became the single source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the Financial Accounting Standards Board ("FASB") to be applied by non-governmental entities. All existing accounting standards are superseded as described in this guidance. All other accounting literature not included in the Codification is non-authoritative. Following this guidance, the FASB will not issue new guidance in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. The adoption of the Codification did not have a significant impact on the Company's financial statements.

### Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

### Income Recognition
Securities owned transactions are recorded on the trade date, as if they had settled. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis for the institutional division and on a settlement-date basis for the retail division. The difference between the settlement date basis used for the retail division and the trade date basis required by GAAP is not material. Investment banking revenue is recorded as

# Popular Securities, Inc.
**(a wholly-owned subsidiary of Popular, Inc.)**
## Notes to Statement of Financial Condition
## December 31, 2009

*(dollars in thousands, except share data)*

follows: 1) underwriting fees at the time the underwriting is completed and income is reasonably determinable, 2) corporate finance advisory fees as earned, according to the terms of the specific contracts and 3) sales concessions on a trade-date basis.

### Securities Owned
Financial instruments owned and financial instruments sold but not yet purchased are recorded on a trade date basis and are carried at fair value. Unrealized gains and losses on securities, forward, future and option contracts, if any, are reflected in the Statement of Income. See Note 2 for further discussion of fair value disclosures.

The Company self clears its proprietary transactions. Non-proprietary transactions are cleared by its clearing broker.

### Securities Purchased/Sold Under Agreements to Resell/Repurchase
Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. Interest income and expense related to these agreements is recorded on the accrual basis.

It is the Company's policy to take possession of securities purchased under resale agreements and such collateral is not reflected in the financial statements. The Company monitors the market value of the securities received as collateral under the resale agreements as compared to the related receivable, including accrued interest, and requests additional collateral when deemed appropriate.

The Company maintains control over the securities sold under repurchase agreements.

### Receivables and Payables to Broker-Dealers and Counterparties
At December 31, 2009, receivables and payables to broker dealers and counterparties consist of the following:

| Receivables | | |
|---|---|---|
| Clearing broker | $ | 1,902 |
| Investment banking fees | | 43 |
| Other | | 884 |
| | | 2,829 |
| Allowance for doubtful accounts | | (416) |
| | $ | 2,413 |

| Payables | | |
|---|---|---|
| Clearing broker | $ | 6,000 |
| Net unsettled transactions | | 5,930 |
| Due to counterparties | | 1,445 |
| Securities failed to receive | | 265 |
| Other | | 15 |
| | $ | 13,655 |

# Popular Securities, Inc.
**(a wholly-owned subsidiary of Popular, Inc.)**
## Notes to Statement of Financial Condition
## December 31, 2009

*(dollars in thousands, except share data)*

The Company entered into an agreement with its clearing agent providing for margin borrowing with no predetermined limit or maturity date. The interest rate on this borrowing is the prevailing Brokers Call rate less 50 basis points. At December 31, 2009, the interest rate was 1.50%. The outstanding balance under this agreement as of December 31, 2009 amounted to $6,000 and is collateralized with securities with a fair value amounting to approximately $11,300.

### Allowance for Doubtful accounts
The Company provides an allowance for doubtful accounts based on the estimated uncollectible amounts on unsecured counterparty balances receivable. The Company's estimate is primarily based on a review of the current status of specified accounts receivable. Provisions made to this allowance are charged to operations.

### Fixed Assets
Fixed assets are composed of furniture, equipment and leasehold improvements. Furniture and equipment, are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 10 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

### Other Assets
Included in Other Assets are forgivable loans made to financial consultants, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized over the terms specified in each agreement, which is generally four to nine years, using the straight-line method. Total net forgivable loans as of December 31, 2009 amounted to approximately $4,852. At December 31, 2009 the Company has a reserve for uncollectible loans amounting to $56.

### Income Taxes
A deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will not be realized. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled.

Temporary differences giving rise to deferred tax assets and liabilities are attributable to deferred compensation, and other revenues and expenses which are reported for tax purposes in different years than for financial reporting purposes.

### Goodwill and Other Intangibles
Goodwill represents the excess of the purchase price and related costs over the value assigned to net assets acquired. Other intangible assets are recognized separately from goodwill when they arise from contractual or other legal rights or are separable and their fair value can be measured reliably. Goodwill will not be amortized but rather will be tested at least annually for impairment. Other intangible assets that have a finite useful life are amortized over a period based on the expected useful life.

The Company completed all impairment tests and determined that there are no impairment losses to be recognized during the year ended December 31, 2009.

# Popular Securities, Inc.
### (a wholly-owned subsidiary of Popular, Inc.)
## Notes to Statement of Financial Condition
## December 31, 2009

*(dollars in thousands, except share data)*

## 2. Financial Instruments Owned and Fair Value Measurements

Under GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transact on to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820-10 "Fair Value Measurement and Disclosures" (formerly SFAS No. 157) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Corporation's estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- *Level 1-* Unadjusted quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available n an active market.

- *Level 2-* Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term cf the financial instrument.

- *Level 3-* Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Corporation's own assumptions about assumptions that market participants would use in pricing the asset or liability.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is based upon quoted market prices when available. If listed price or quotes are not available, the Corporation employs internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. Valuation adjustments are limited to those necessary to ensure that the financial instrument's fair value is adequately representative of the price that would be received or paid in the marketplace. These adjustments include amounts that reflect counterparty credit quality, the Corporation's credit standing, constraints on liquidity, and unobservable parameters that are applied consistently.

The estimated fair value may be subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in calculating fair value could significantly affect the results. In addition, the fair value estimates are based on outstanding balances without attempting to estimate the value of anticipated future business. Therefore, the estimated fair value may materially differ from the value that could actually be realized on a sale.

**Popular Securities, Inc.**
**(a wholly-owned subsidiary of Popular, Inc.)**
**Notes to Statement of Financial Condition**
**December 31, 2009**

*(dollars in thousands, except share data)*

Following is a description of the Company's valuation methodologies used for assets measured at fair value.

- **U.S. Treasury securities:** The fair value of U.S. Treasury securities is based on yields that are interpolated from the constant maturity treasury curve. These securities are classified as Level 2.

- **Obligations of U.S. Government sponsored entities:** The Obligations of U.S. Government sponsored entities include U.S agency securities. The fair value of U.S. agency securities, except for structured notes, is based on an active exchange market and is based on quoted market prices for similar securities. The U.S. agency securities are classified as Level 2. U.S. agency structured notes are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which the fair value incorporates an option adjusted spread in deriving their fair value. These securities are classified as Level 2.

- **Obligations of Puerto Rico, States and political subdivisions:** Obligations of Puerto Rico, States and political subdivisions include municipal bonds. The bonds are segregated and the like characteristics divided into specific sectors. Market inputs used in the evaluation process include all or some of the following: trades, bid price or spread, two sided markets, quotes, benchmark curves including but not limited to Treasury benchmarks, LIBOR and swap curves, market data feeds such as MSRB, discount and capital rates, and trustee reports. The municipal bonds are classified as Level 2.

- **Mortgage and other asset-backed securities:** Certain agency mortgage and other asset-backed securities ("MBS") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS are classified as Level 2. Other agency MBS such as GNMA Puerto Rico Serials are priced using an internally-prepared pricing matrix with quoted prices from local broker dealers. These particular MBS are classified as Level 3.

- **Collateralized mortgage obligations:** Agency and private collateralized mortgage obligations ("CMOs") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which fair value incorporates an option adjusted spread. The option adjusted spread model includes prepayment and volatility assumptions, ratings (whole loans collateral) and spread adjustments. These investment securities are classified as Level 2. CMOs that are priced using significant unobservable inputs are classified as Level 3.

- **Residual interest certificate:** The fair value of the residual interest certificate is priced internally using a model which includes prepayment speed and expected yield assumptions that are unobservable. This instrument is classified as Level 3.

- **Equity securities:** Equity securities with quoted market prices obtained from an active exchange market are classified as Level 1. Other equity securities that do not trade in highly liquid markets are classified as Level 2.

# Popular Securities, Inc.
**(a wholly-owned subsidiary of Popular, Inc.)**
## Notes to Statement of Financial Condition
## December 31, 2009

*(dollars in thousands, except share data)*

- **Corporate securities and mutual funds:** Quoted prices for these security types are obtained from broker dealers. Given that the quoted prices are for similar instruments or do not trade in highly liquid markets, the corporate securities and mutual funds are classified as Level 2. The important variables in determining the prices of Puerto Rico tax-exempt mutual fund shares are net asset value, dividend yield and type of assets in the fund. All funds trade based on a relevant dividend yield taking into consideration the aforementioned variables. In addition, demand and supply also affect the price. Corporate securities that trade less frequently are classified as Level 3.

- **Derivatives:** Forward contracts or "to be announced securities" ("TBAs") are liquid and the fair value of these derivatives is based on quoted prices for similar securities. These derivatives are classified as Level 2.

The following table sets forth by level within the fair value hierarchy the financial assets at fair value:

| ASSETS | Financial Assets at Fair Value as of December 31, 2009 | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total |
| Collaterized Mortgage Obligations | $ - | $ 1,168 | $ 2,787 | 3,955 |
| US Government and federal agency obligations | - | 369 | - | 369 |
| Puerto Rico, States and political subdivisions obligations | - | 13,427 | - | 13,427 |
| Mortgage and other asset-backed securities | - | 17,433 | 36,361 | 53,794 |
| Corporate debt and mutual funds | - | 8,568 | 1,937 | 10,505 |
| Residual Interest Certificate | - | - | 1,551 | 1,551 |
| Derivative Asset | | 40 | - | 40 |
| Financial instruments owned, at fair value | $ - | $ 41,005 | $ 42,636 | $ 83,641 |
| **LIABILITIES** | | | | |
| Derivative Liabilities | - | (40) | - | (40) |
| | $ - | $ (40) | $ - | $ (40) |

**Popular Securities, Inc.**
(a wholly-owned subsidiary of Popular, Inc.)
**Notes to Statement of Financial Condition**
**December 31, 2009**

*(dollars in thousands, except share data)*

The following table presents the changes in Level 3 assets measured at fair value for the year ended December 31, 2009:

| | For the year ended December 31, 2009 | | | | |
|---|---|---|---|---|---|
| | Balance as of January 1, 2009 | Realized and Unrealized gains (losses) included in earnings (1) | Purchases, sales, issuances, paydowns and maturities | Transfers | Balance as of December 31, 2009 |
| Puerto Rico, States and political subdivisions obligations | $ 5,326 | $ 818 | $ (6,144) | $ - | $ - |
| Mortgage and other asset-backed securities | 33,900 | (18) | 2,479 | - | 36,361 |
| Corporate debt | 2,789 | (489) | (362) | - | 1,937 |
| Residual Interest Certificate | 1,803 | (252) | - | - | 1,551 |
| Collaterized Mortgage Obligations | 2,666 | 35 | 86 | - | 2,787 |
| Financial instruments owned, at fair value | $ 46,484 | $ 94 | $ (3,942) | $ - | $ 42,636 |

(1) Included in "Principal transactions" in Statement of Income

Changes in unrealized gains and losses included in "Principal transactions" in the Statement of Income relating to investments classified as Level 3 assets that are still held at December 31, 2009 amounted to a net unrealized loss of $260.

3. **Securitization Residual Interests**

During the year ended November 30, 2004, the Company transferred approximately $61 million of GNMA mortgage-backed securities to an irrevocable trust in exchange for collateralized mortgage obligation (CMO) certificates. The Company derecognized the mortgage-backed securities transferred given that it relinquished control over such securities. The mortgage-backed securities transferred were accounted for at fair value prior to securitization. The Company subsequently retained approximately $25 million of such certificates including a residual interest certificate (interest only). Such residual interests are accounted for at fair value and included in the "Other securities" caption above. Cash flows received on the residual retained interest were approximately $640 for the year ended December 31, 2009.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the residual retained interest, for which fair value is based on discounted cash flows, and the sensitivity of those fair values to immediate adverse changes of 10% and 20% in those assumptions:

# Popular Securities, Inc.
## (a wholly-owned subsidiary of Popular, Inc.)
## Notes to Statement of Financial Condition
## December 31, 2009

*(dollars in thousands, except share data)*

| | | |
|---|---|---:|
| Fair value of residual retained interest | $ | 1,480 |
| Weighted-average life (in years) | | 4.34 |
| | | |
| **Prepayment speed assumption (annual rate)** | | 13.50% |
| Impact on fair value of 10% adverse change | $ | (74) |
| Impact on fair value of 20% adverse change | $ | (137) |
| | | |
| **Discount rate (annual)** | | 14.41% |
| Impact on fair value of 10% adverse change | $ | (56) |
| Impact on fair value of 20% adverse change | $ | (109) |

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 and 20 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the residual retained inerest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments, which might magnify or counteract the sensitivities).

## 4. Securities Purchased Under Agreements to Resell

The securities underlying the agreements to resell were delivered to, and are held by the Company. The counterparties to such agreements maintain effective control over such securities. Although the Company is permitted by contract or custom to repledge the securities, it has agreed to resell to the counterparties the same or substantially similar securities at the maturity of the agreements.

The fair value of the collateral securities received by the Company on these transactions as of December 31, 2009 was as follows:

| | | |
|---|---|---:|
| Repledged | $ | 179,021 |
| Not repledged | | 8,820 |
| | $ | 187,841 |

The repledged securities were used as underlying collateral for securities sold under agreements to repurchase.

## 5. Goodwill and Other Intangible Assets

On December 7, 2007, the Company acquired from Citigroup Global Markets, Inc. the Puerto Rico operations of the broker-dealer Smith Barney in order to expand the Company's retail business. As part of the agreement, Smith Barney transferred to the Company approximately $1.2 billion in assets under management.

This transaction was accounted under the purchase method of accounting. The purchase price was allocated between goodwill and other intangible assets.

**Popular Securities, Inc.**
**(a wholly-owned subsidiary of Popular, Inc.)**
**Notes to Statement of Financial Condition**
**December 31, 2009**

*(dollars in thousands, except share data)*

At December 31, 2009, goodwill and other intangible assets consist of the following:

|  | Useful Life (years) |  |  |
|---|---|---|---|
| Customer lists | 10 | $ | 766 |
| Covenant not to compete | 3 |  | 71 |
|  |  |  | 837 |
| Less - Accumulated amortization |  |  | (201) |
| Other intangibles |  |  | 636 |
| Goodwill |  |  | 3,208 |
| Goodwill and other intangibles |  | $ | 3,844 |

## 6. Securities Sold Under Agreements to Repurchase

The following table summarizes certain information on securities sold under agreements to repurchase as of December 31, 2009.

| | | |
|---|---|---|
| Securities sold under agreements to repurchase | $ | 196,522 |
| Maximum aggregate balance outstanding at any month-end | $ | 397,152 |
| Average monthly aggregate balance outstanding | $ | 266,199 |
| Weighted average interest rate | | |
| At December 31, 2009 | | 0.27% |
| For the period | | 0.45% |

## 7. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with Popular, Inc. maturing on November 15, 2012. Under the agreement, the Company may borrow up to $50,000. The interest rate on this loan is adjusted quarterly to the comparable floating spread for three-months LIBOR plus 12.5 basis points. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule. The Company had no borrowings outstanding as of December 31, 2009.

## 8. Deferred Compensation

Effective January 1, 2009, the Institutional Deferred Compensation Plan and Retail Deferred Compensation Plan were merged and renamed as the Popular Securities, Inc. Deferred Compensation Plan (the "Plan").

Under the Plan, institutional division participants are required to defer a portion of their incentive performance bonus. The amount deferred and interest thereon under the previous plan are paid to participants as follows: (a) 50% on or before January 31 of the second fiscal year following the fiscal year for which such amounts were contributed and (b) 50% on or before January 31 of the third fiscal year following the fiscal year for which such amounts were contributed. During 2009, the plan was amended to modify the dates on which participants are vested as follows: (a) 50% at the end of the fiscal year in which the amounts were deferred and (b) 50% at the end of the subsequent fiscal year for which the amounts were deferred.

# Popular Securities, Inc.
## (a wholly-owned subsidiary of Popular, Inc.)
## Notes to Statement of Financial Condition
## December 31, 2009

*(dollars in thousands, except share data)*

Total amount deferred related to the institutional division employees under the Plan included in deferred compensation as of December 31, 2009 amounted to $637.

Total liability under the Plan for the institutional division employees not deferred, included in accrued employee compensation and benefits, amounted to $1,016.

Under the Plan, retail division participants' deferred compensation must be deferred completely. The principal and interest thereon have a vesting period of five years. The deferred compensation expense related to this plan is recognized over the vesting period. The interest on the principal amount deferred is the result of earnings of the investment of such principal in certain financial instruments as defined by the Plan. During 2008 th s plan was amended to allow participants a one-time option to take a loan from the Company on the amounts deferred for the 2004 plan year and deferred under the plan until 2010. As of December 31, 2009 the Company has a receivable from participants amounting to $294 included in Other assets in the Statement of Financial Condition related to this amendment. The plan was also amended to modify the deferral period from five to three years for awards declared for fiscal years commencing on January 1, 2008. The awards for fiscal years 2004 through 2007 remain deferred for five years.

Total Plan liability for retail division employees as of December 31, 2009 amounted to $1,658 included as deferred compensation in the Statement of Financial Condition.

### Plan Trust

On October 22, 1999 the Company created a trust (the "Trust") to invest the amount deferred under the previous plan for the institutional division, if so e ected by the participant. The Trust's assets were subject to the claims of the Company's creditors in t1e event of the Company's insolvency until paid to each Plan's participants at such times as specified above.

The principal balance held by the Trust and any realized and unrealized appreciation is exclusively for the benefit of each participant. As a result of the amendment to the Plan, the vested shares of common stock of Popular, Inc. held by the Trust related to institutional participants were transferred to its participants and the non-vested shares were sold during 2009, as elected by the participants, for reinvestment in the investment options available to participants under the new Plan.

## 9. Employee Benefit Plan

The Company maintains a contributory savings plan which is available to employees with more than three months of service. Company contributions include a matching contribution and an additional discretionary profit sharing contribution. Employees are fully vested on these contributions after five years of service. The plan's trustee is an affiliated company. Fees paid to the trustee during the year ended December 31, 2009, amounted to $62.

**Popular Securities, Inc.**
(a wholly-owned subsidiary of Popular, Inc.)
**Notes to Statement of Financial Condition**
**December 31, 2009**

*(dollars in thousands, except share data)*

## 10. Income Taxes

Temporary differences which give rise to the deferred tax asset at December 31, 2009, are as follows:

| | | |
|---|---|---|
| **Deferred tax asset** | | |
| Deferred compensation | $ | 1,008 |
| Unrealized loss on securities owned | | 512 |
| Other | | 288 |
| Deferred tax asset | | 1,808 |
| | | |
| **Deferred tax liability** | | |
| Goodwill amortization for tax purposes | $ | 167 |
| Net deferred tax asset | $ | 1,641 |

## 11. Derivatives

Derivative contracts are financial instruments, such as future, forward, swap or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

Most of the Company's derivative transactions are entered into for trading purposes. The Company uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as means of risk management. Gains and losses on derivatives used for trading purposes are generally included as "Principal transactions" in the Statement of Income.

By using derivative instruments, the Company exposes itself to credit and market risk. If a counterparty fails to fulfill its performance obligation under a derivative contract, the Company's credit risk will equal the fair-value gain in a derivative. Generally, when the fair value of a derivative contract is positive, this indicates that the counterparty owes the Company, thus creating a repayment risk for the Company. The repayment risk is minimized by requiring posting of collateral within certain thresholds. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.

Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date at a specified price. The risk involved with purchased option contracts is normally limited to the price of the options. Interest rate future contracts are commitments to either purchase or sell designated instruments, such as U.S. Treasury securities, at a future date for a specified price. Future contracts are generally traded on an exchange, and are marked to market daily, and are subject to margin requirements. TBAs are forward mortgage-backed securities trade. The risk involved with TBAs is minimum as the exposure from these instruments is collateralized.

The notional amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

# Popular Securities, Inc.
(a wholly-owned subsidiary of Popular, Inc.)
## Notes to Statement of Financial Condition
### December 31, 2009

*(dollars in thousands, except share data)*

Financial instruments designated as non-hedging derivatives outstanding as of December 31, 2009 were as follows:

| | Derivative Assets | | | Derivative Liabilities | | |
|---|---|---|---|---|---|---|
| | Notional Amount | Statement of Condition Classification | Fair Value | Notional Amount | Statement of Condition Classification | Fair Value |
| TBAs | $ 2,000,000 | Financial instruments owned | $ 40 | $ 2,000,000 | Other Liabilities | $ 40 |

The balances as of December 31, 2009 presented in the table above are representative of the level of activity for the derivatives throughout the year.

## 12. Concentration of Credit Risk

The Company is engaged in various trading ard brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

## 13. Commitments and Contingent Liabilities

At December 31, 2009, the Company has obligaticns under a number of noncancelable leases, for office space which require rental payments as follows:

| Year | Minimum Payments |
|---|---|
| 2010 | 586 |
| 2011 | 47 |
| 2012 | 15 |
| | $ 648 |

Certain lease agreements contain provisions for future rent increases. The total amount of rental payments due ver the lease term is being charged tc rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is charged to "Deferred rent obligation", which is included in "Accounts payable to affiliates" in the accompanying Statement of Financial Condition. Total Deferred rent obligation as of December 31, 2009 amounted to $92.

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on

**Popular Securities, Inc.**
(a wholly-owned subsidiary of Popular, Inc.)
**Notes to Statement of Financial Condition**
**December 31, 2009**

*(dollars in thousands, except share data)*

information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition, operating results or liquidity of the Company although those might be material to operating result for any particular period, depending, in part, upon operating results for that period.

### 14. Clearance Agreements

The Company has clearing and custody agreements with National Financial Services, Inc. ("NFS"), for its retail brokerage operation. The Company's institutional division self-clears its transactions through Bank of New York. NFS is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, NFS clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis.

### 15. Guarantees

Under the terms of the clearance agreements with NFS, the clearing broker has the right to charge us for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The Company is unable to develop an estimate of the maximum assumptions under these agreements and the probable exposure, however, the exposure at December 31, 2009 was immaterial. During 2009, the Company did not pay any amounts related to these guarantees.

### 16. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. As of December 31, 2009, there were no outstanding resale or repurchase agreements with affiliates and affiliated funds.

At December 31, 2009, the Company owned securities issued by affiliates and affiliated funds with a fair value of approximately $8,245. The Company had a bank overdraft of $152 with an affiliate at December 31, 2009, included in the "Accounts payable to affiliates" in the Statement of Financial Condition.

The Company receives managerial and administrative services from affiliates.

### 17. Stock Option Plan

The Company participates in Popular, Inc.'s Omnibus Incentive Plan (the "Incentive Plan"), which permits the granting of incentive awards in the form of Annual Incentive Awards, Long-term Performance Unit Awards, Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Units or Performance Shares. Participants in the Incentive Plan are designated by the Compensation Committee of the Board of Directors of Popular, Inc. (or its delegate as determined by the Board). The Company is allocated stock compensation expense based upon an analysis of the awards granted to its employees. This plan provides for the issuance of Popular Inc.'s common stock at a price equal to its fair market value at the grant date, subject to certain plan provisions.

Popular, Inc. uses the fair value method of recording stock options as described in FASB ASC 718, "Stock Compensation". All future stock-based compensation awards will be expensed over the vesting period based on the fair value at the date the awards are granted.

# Popular Securities, Inc.
**(a wholly-owned subsidiary of Popular, Inc.)**
## Notes to Statement of Financial Condition
**December 31, 2009**

*(dollars in thousands, except share data)*

### 18. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to the greater of $250 or 2% of aggregate debit items computed in accordance with the Rule. At December 31, 2009, the Company's net capital of $23,212 was $22,868 in excess of required net capital of $344. The Company's ratio of debt to equity was 0%, which is below the maximum requirement specified by the Rule.

### 19. Subsequent Events

The Company has performed an evaluation of events occurring subsequent to December 31, 2009 through February 25, 2010, which is the date the financial statements were available to be issued. Management has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.



# Popular Securities, Inc.

(a wholly-owned subsidiary of Popular, Inc.)
Procedures on Transitional Assessment
Reconciliation (Form SIPC-7T)
For the period from April 1, 2009 through
December 31, 2009



**PricewaterhouseCoopers LLP**
254 Muñoz Rivera
BBVA Tower, Suite 900
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

## Report of Independent Accountants

To the Board of Directors and Stockholders of
Popular Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Popular Securities, Inc. ("the Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1.  Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: payment dated January 20, 2009 in the amount of $150 was compared to cancelled check no. 11052 obtained from Mrs. Beatriz Diaz, CFO; payment dated August 13, 2009 in the amount of $22,358 was compared to cancelled check no. 864-000062 obtained from Mrs. Beatriz Diaz, CFO; and payment dated February 26, 2010 in the amount of $50,804 was compared to check no. 864-000107 obtained from Mrs. Beatriz Diaz, CFO, and found it to be in agreement.

2.  Compared the Total Revenue amount reported on the audited Form X-17A-5 Part III (Annual Audited Report) for the year ended December 31, 2009, less the revenues reported on of page 7 line 12 the Company's Forms X-17A-5 (Focus Report) for the period from January 1, 2009 to March 31, 2009 with the Total revenue amount of $31,687,163 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, and found it to be in agreement. Also compared the sum of page 7 line 12 of the Forms X-17A-5 (Focus Report) for the quarters ended June 30, 2009, September 30, 2009 and December 31, 2009, with the Total revenue amount of $31,687,163 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, and found it to be in agreement.

3.  Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a.  Compared deduction on line 1, revenues, of $886,917 to a schedule entitled, *Income Statement 9 months 2009 for SIPC-7T* and to a schedule entitled, *12b-1 2009*, provided by, Beatriz Diaz, CFO, Accounting Department, and found it to be in agreement.



    b.  Compared deduction on line 3, clearance expenses, of $566,601, to a schedule entitled, *Computer Service Fees 2550.62 by month 2009*, provided by, Beatriz Diaz, CFO, Accounting Department, and found it to be in agreement.

    c.  Compared deduction on line 7, direct expenses, of $122,965 to a schedule entitled, *Income Statement 9 months 2009 for SIPC-7T* and to a schedule entitled *Printing Expense*, provided by Beatriz Diaz, CFO, Accounting Department, and found it to be in agreement.

    d.  Compared deduction on line 9 (i), interest expense, of $785,986, to a schedule entitled, *Income Statement 9 months 2009 for SIPC-7T,* and to the sum of Focus Report line 22 for quarters ended June 30, 2009, September 30, 2009 and December 31, 2009, provided by Beatriz Diaz, CFO, Accounting Department, and found it to be in agreement.

    e.  Compared deduction on line 9 (ii), interest earned, of $31,644, to a schedule entitled, *Income Statement 9 months 2009 for SIPC-7T,* and to the sum of Focus Report line 5 for quarters ended June 30, 2009, September 30, 2009 and December 31, 2009, provided by Beatriz Diaz, CFO, Accounting Department and multiplied it by 40%, and found it to be in agreement.

4.  Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    a.  Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $29,324,697 and $73,312, respectively of the Form SIPC-7T, and found it to be in agreement.

    b.  Recalculated the mathematical accuracy of deduction on line 1, revenues, of $886,917 in a schedule entitled, *Income Statement 9 months 2009 for SIPC-7T* and in a schedule entitled, *12b-1 2009,* provided by Beatriz Diaz, CFO, and found it to be in agreement.

    c.  Recalculated the mathematical accuracy of deduction on line 3, clearance expenses, of $566,601, in a schedule entitled, *Computer Service Fees 2550.62 by month 2009,* provided by Beatriz Diaz, CFO, as the sum of the NFS clearance fees included in GL account 2550.62 for the period of April through December 2009, and found it to be in agreement.

    d.  Recalculated the mathematical accuracy of deduction on line 7, direct expenses, of $122,965, in a schedule entitled, *Printing Expenses* and to schedule entitled *Income Statement 9 months 2009 for SIPC-7T,* provided by Beatriz Diaz, CFO, and found it to be in agreement.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of management and the board of directors of Popular Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

*PricewaterhouseCoopers LLP*

February 26, 2010

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2010
Stamp 2389687 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report